

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Bradley M. Colby
President and Chief Executive Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

>   **Re: Eternal Energy Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Filed September 15, 2011**
>   **File No. 333-173927**

Dear Mr. Colby:

We have reviewed your amended registration statement and letter dated September 15, 2011, and we have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

General

1.   We note that each of Eternal Energy and American Eagle have requested confidential treatment for certain exhibits that were filed with their Forms 10-Q filed on August 18, 2011. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all comments on such requests, contained in our letters dated September 27, 2011, have been resolved.

<u>Risk Factors, page 8</u>

<u>Exploratory drilling involves many risks…, page 12</u>

2.   We note your response to comments 6 through 9 in our letter dated August 5, 2011. In particular, we note your disclosure on page 51 that "We rely fully on our third-party service providers to establish and carry out procedures to cope with any negative environmental impact that could occur in the event of a spill or leak in connection with their hydraulic fracturing services." Please clarify whether the third-party service provider ultimately would retain responsibility for any costs associated with a spill or leak. In this regard, if appropriate and material, please expand this risk factor to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

<u>Exhibit 99.2 and Exhibit 99.3</u>

3.   We reissue comment 13 in our letter dated August 5, 2011 and reissue again comment 8 in our letter dated July 19, 2011. The report filed does not appear to contain a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report or that the third party has used all methods and procedures it considered necessary under the circumstances to prepare the report. See Items 1202(a)(8)(iv) and 1202(a)(8)(viii) of Regulation S-K. Please obtain and file a new, revised report.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Bradley M. Colby
Eternal Energy Corp.
October 5, 2011
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
Randolf W. Katz, Esq.
Baker & Hostetler LLP
600 Anton Boulevard, Suite 900
Costa Mesa, California 92626